UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

AXSYS TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock (par value, $0.01 per share)

(Title of Class of Securities)

054615109

(CUSIP Number)

David A. Savner, Esq.

Senior Vice President and General Counsel

General Dynamics Corporation

2941 Fairview Park Drive

Falls Church, Virginia 22042-4513

Telephone: (703) 876-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person ’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 054615109		Page 2 of 17

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) General Dynamics Advanced Information Systems, Inc. 45-0484950
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,720,253 (See Note 1)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,720,253 (See Note 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% (See Note 1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Note 1. Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because General Dynamics Advanced Information Systems, Inc. may be deemed to beneficially own such shares as a result of the Voting Agreement and the limited proxy granted therein described in Item 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by General Dynamics Advanced Information Systems, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed (subject to the Voting Agreement and the limited proxy granted therein).

SCHEDULE 13D
CUSIP No. 054615109		Page 3 of 17

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Vision Merger Sub, Inc. 27-0322265
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,720,253 (See Note 1)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,720,253 (See Note 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% (See Note 1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Note 1. Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because Vision Merger Sub, Inc. may be deemed to beneficially own such shares as a result of the Voting Agreement and the limited proxy granted therein described in Item 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Vision Merger Sub, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed (subject to the Voting Agreement and the limited proxy granted therein).

SCHEDULE 13D
CUSIP No. 054615109		Page 4 of 17

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) General Dynamics Corporation 13-1673581
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,720,253 (See Note 1)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,720,253 (See Note 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% (See Note 1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

Note 1. Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because General Dynamics Corporation may be deemed to beneficially own such shares as a result of its ownership of 100% of the capital stock of General Dynamics Advanced Information Systems, Inc. and Vision Merger Sub, Inc. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by General Dynamics Corporation that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed (subject to the Voting Agreement and the limited proxy granted therein).

SCHEDULE 13D
CUSIP No. 054615109		Page 5 of 17

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Axsys Technologies, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 175 Capital Boulevard, Suite 103, Rocky Hill, Connecticut, United States.

Item 2.	Identity and Background

The names of the persons filing this Statement are General Dynamics Corporation, a Delaware corporation (“Parent”), General Dynamics Advanced Information Systems, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Parent (“GD AIS”), and Vision Merger Sub, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Parent (“Merger Sub”, and together with Parent and GD AIS, the “Reporting Persons”). Parent offers a broad portfolio of products and services in business aviation; combat vehicles, weapons systems, and munitions; shipbuilding design and construction; and information systems, technologies and services. GD AIS designs, develops, manufactures, integrates, operates and maintains mission systems for defense, space, intelligence, surveillance, reconnaissance, homeland security and homeland defense customers. Merger Sub was formed solely for the sole purpose of merging with and into the Company, as described in Item 4 below.

The address of the principal business and the principal office of each of GD AIS and Merger Sub is 12450 Fair Lakes Circle, Fairfax, Virginia, United States. The address of the principal business and the principal office of Parent is 2941 Fairview Park Drive, Suite 100, Falls Church, Virginia, United States. The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each director and executive officer of each of the Reporting Persons is set forth on Schedule A to this Statement.

During the last five years, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any person named on Schedule A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP No. 054615109		Page 6 of 17

Item 3.	Source and Amount of Funds or Other Consideration

In connection with an Agreement and Plan of Merger among GD AIS, Merger Sub and the Company, dated June 4, 2009 (the “Merger Agreement”), GD AIS and Merger Sub entered into a Voting Agreement, dated June 4, 2009 (the “Voting Agreement”), with Stephen W. Bershad (“Bershad”) and SWB Holding Corporation, a Delaware corporation (“Holding” and, together with Bershad, the “Stockholders”), with respect to the transactions contemplated by the Merger Agreement. The shares of Common Stock to which this Statement relates have not been purchased by the Reporting Persons, and thus no funds were expended in connection with the Voting Agreement. For a description of the Voting Agreement, see Item 5 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.	Purpose of the Transaction

On June 4, 2009, GD AIS and Merger Sub entered into the Merger Agreement with the Company. Upon consummation of the transactions contemplated by the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”) with the Company surviving the Merger (the “Surviving Corporation”) as an indirect, wholly-owned subsidiary of Parent. Subject to certain exceptions described in the Merger Agreement, each outstanding share of Common Stock (including each restricted share, whether vested or unvested) outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $54.00 in cash, without interest. Each outstanding Company stock option (whether vested or unvested) will be converted into the right to receive a cash payment equal to the excess, if any, of $54.00 over the exercise price of such option, without interest. No consideration will be payable in respect of any Company stock options with an exercise price per share equal to or in excess of $54.00 as of immediately prior to the effective time of the Merger, and all such options will be cancelled automatically at the effective time of the Merger.

The Merger Agreement has been approved by the respective boards of directors of Parent, GD AIS, Merger Sub and the Company. Consummation of the Merger is subject to customary conditions, including the approval of the Merger by shareholders representing a majority of the shares of Common Stock outstanding and entitled to vote and the receipt of necessary regulatory consents and approvals. Upon consummation of the Merger, the officers and directors of Merger Sub will become the officers and directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

SCHEDULE 13D
CUSIP No. 054615109		Page 7 of 17

Upon consummation of the Merger, the Amended and Restated Certificate of Incorporation of the Company will be amended to read in its entirety as set forth on Exhibit B of the Merger Agreement and, as so amended, will be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and applicable law. Upon consummation of the Merger, the Bylaws of the Company will be amended to read in their entirety as the Bylaws of Merger Sub as in effect immediately prior to the consummation of the Merger. If the Merger is consummated, the Common Stock will cease to be listed on the Nasdaq Global Select Market and will become eligible for termination of registration pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Merger Agreement which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

In connection with the Merger, Bershad (the Chief Executive Officer and Chairman of the board of directors of the Company) and Holding entered into the Voting Agreement with GD AIS and Merger Sub. Pursuant to the Voting Agreement, during the period beginning on June 4, 2009 and ending on the earlier of (i) the effective time of the Merger or (ii) the termination of the Merger Agreement, the Stockholders have agreed, among other things, to vote their respective shares of Common Stock in favor of approval of the Merger.

As a result of the execution of the Voting Agreement and the limited proxy granted therein, each of GD AIS and Merger Sub may be deemed to beneficially own, and have shared voting power with respect to, the 1,720,253 shares of Common Stock beneficially owned by the Stockholders that are subject to the Voting Agreement, including 53,500 shares of Common Stock underlying Company stock options (collectively, the “Subject Shares”), based on the Stockholders’ representations in the Voting Agreement. By virtue of its 100% ownership of the capital stock of GD AIS and Merger Sub, Parent may also be deemed to beneficially own, and have shared voting power with respect to, the Subject Shares. Neither the filing of this Statement nor any of its contents will be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Subject Shares referred to herein for any purpose, and such beneficial ownership is expressly disclaimed (subject to the Voting Agreement and the limited proxy granted therein).

SCHEDULE 13D
CUSIP No. 054615109		Page 8 of 17

The Subject Shares constitute approximately 14.7% of the issued and outstanding Common Stock, based on the Company’s representation in the Merger Agreement that there were 11,622,629 shares of Common Stock issued and outstanding as of the close of business on June 2, 2009. Pursuant to the Voting Agreement, if a Stockholder becomes the beneficial owner of any additional shares of Common Stock or other securities of the Company that entitle the Stockholder to vote on the matters contemplated by the Voting Agreement (including pursuant to the exercise of any Company stock options), then the terms of the Voting Agreement will apply to the additional shares of capital stock of the Company then held by the Stockholder. Accordingly, any such acquisition of shares of capital stock of the Company by either Stockholder may result in the Reporting Persons being deemed to acquire beneficial ownership of additional securities of the Company.

Each of the Stockholders has agreed (unless otherwise directed by GD AIS) to vote (or cause to be voted), at any stockholders meeting of the Company or any adjournment thereof or in any other circumstance in which its vote is sought or required, all of its Subject Shares (a) in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and (b) against (i) any Acquisition Proposal (as defined in the Merger Agreement); (ii) any action or agreement that would, or would reasonably be expected to, result in a breach in any respect of any covenant, agreement, representation or warranty of the Company under the Merger Agreement; (iii) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries; (iv) any sale, lease or transfer of a material amount of assets of the Company or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (v) any change in the board of directors of the Company; (vi) any change in the present capitalization of the Company or any amendment of the Company’s Certificate of Incorporation or Bylaws; (vii) any other material change in the Company’s corporate structure or business; or (viii) any other action that would, or would reasonably be expected to, in the case of the items listed in this paragraph, prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Merger or the other transactions contemplated by the Merger Agreement or that could facilitate an Acquisition Proposal or a Superior Proposal (in each case, as defined in the Merger Agreement).

SCHEDULE 13D
CUSIP No. 054615109		Page 9 of 17

Each of the Stockholders also appointed GD AIS and Merger Sub during and for the term of the Voting Agreement, as its true and lawful attorney-in-fact and proxy to vote, express consent or dissent, or otherwise utilize such voting power with respect to the Subject Shares in connection with any proposals relating to the actions described in the immediately preceding paragraph. Except as stated in this paragraph and the immediately preceding paragraph, the Reporting Persons do not have the power to vote or to direct the voting of the Subject Shares, nor do they have the sole or shared power to dispose or to direct the disposition of the Subject Shares.

Each of the Stockholders has agreed that, from June 4, 2009 and until the earlier of the effective time of the Merger or the termination of the Merger Agreement, it will not, directly or indirectly: (i) sell, transfer or otherwise dispose of or encumber any of its Subject Shares (or any economic, voting or other direct or indirect right, title or interest therein), including, in each case, by operation of law; (ii) deposit its Subject Shares into a voting trust, enter into any other voting agreement or arrangement with respect to its Subject Shares or grant any proxy, power of attorney or other authorization or consent in or with respect to its Subject Shares; (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, transfer or disposition of, or encumbrance on, any interest in or the voting of any shares of Common Stock or any other securities of the Company (or any economic, voting or other direct or indirect right, title or interest therein), or any rights with respect thereto; (iv) take any other action which would, or could reasonably be expected to, result in a diminution of the voting power represented by its Subject Shares or in any way restrict, limit or interfere in any material respect with the performance of its obligations under the Voting Agreement; or (v) offer, commit or agree to take any of the foregoing actions.

This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Voting Agreement which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Except for the Voting Agreement, the Merger Agreement and the transactions contemplated by those agreements, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any person named on Schedule A has effected any transaction in the Common Stock during the past 60 days. To the Reporting Persons’ knowledge, no person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares, other than the Stockholders.

SCHEDULE 13D
CUSIP No. 054615109		Page 10 of 17

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit No.	Description
99.1	Agreement and Plan of Merger by and among General Dynamics Advanced Information Systems, Inc., Vision Merger Sub, Inc. and Axsys Technologies, Inc., dated as of June 4, 2009 (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of Axsys Technologies, Inc. filed on June 4, 2009)

99.2	Voting Agreement by and among General Dynamics Advanced Information Systems, Inc., Vision Merger Sub, Inc., Stephen W. Bershad and SWB Holding Corporation, dated as of June 4, 2009 (Incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of Axsys Technologies, Inc. filed on June 4, 2009)

99.3	Joint Filing Agreement by and among General Dynamics Advanced Information Systems, Inc., Vision Merger Sub, Inc. and General Dynamics Corporation, dated as of June 15, 2009

SCHEDULE 13D
CUSIP No. 054615109		Page 11 of 17

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2009

GENERAL DYNAMICS ADVANCED INFORMATION SYSTEMS, INC.

By:	/s/ DAVID A. SAVNER
Name:	David A. Savner
Title:	Vice President

VISION MERGER SUB, INC.

By:	/s/ DAVID A. SAVNER
Name:	David A. Savner
Title:	Vice President

GENERAL DYNAMICS CORPORATION

By:	/s/ DAVID A. SAVNER
Name:	David A. Savner
Title:	Senior Vice President, General Counsel and Secretary

SCHEDULE 13D
CUSIP No. 054615109		Page 12 of 17

Exhibit No.	Description
99.1	Agreement and Plan of Merger by and among General Dynamics Advanced Information Systems, Inc., Vision Merger Sub, Inc. and Axsys Technologies, Inc., dated as of June 4, 2009 (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of Axsys Technologies, Inc. filed on June 4, 2009)

99.2	Voting Agreement by and among General Dynamics Advanced Information Systems, Inc., Vision Merger Sub, Inc., Stephen W. Bershad and SWB Holding Corporation, dated as of June 4, 2009 (Incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of Axsys Technologies, Inc. filed on June 4, 2009)

99.3	Joint Filing Agreement by and among General Dynamics Advanced Information Systems, Inc., Vision Merger Sub, Inc. and General Dynamics Corporation, dated as of June 15, 2009

SCHEDULE 13D
CUSIP No. 054615109		Page 13 of 17

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of General Dynamics Corporation is set forth below. The business address for each executive officer is 2941 Fairview Park Drive, Suite 100, Falls Church, Virginia 22042. Each director and executive officer is a citizen of the United States, other than Robert Walmsley, who is a citizen of the United Kingdom.

Board of Directors of General Dynamics Corporation

Name	Present Principal Occupation or Employment (including Name and Address of Employer)
Nicholas D. Chabraja	Chairman of the Board of Directors and Chief Executive Officer General Dynamics Corporation 2941 Fairview Park Drive, Suite 100 Falls Church, Virginia 22042
James S. Crown	President Henry Crown and Company 222 North LaSalle Street Chicago, Illinois 60601
William P. Fricks	Former Chairman and Chief Executive Officer Newport News Shipbuilding, Inc.
Jay L. Johnson	Vice Chairman General Dynamics Corporation 2941 Fairview Park Drive, Suite 100 Falls Church, Virginia 22042
George A. Joulwan	Retired General, U.S. Army
Paul G. Kaminski	Senior Partner Global Technology Partners, LLC P.O. Box 290825 Charlestown, Massachusetts 02129

SCHEDULE 13D
CUSIP No. 054615109		Page 14 of 17

Board of Directors of General Dynamics Corporation (Continued)

Name	Present Principal Occupation or Employment (including Name and Address of Employer)
John M. Keane	Senior Managing Director Keane Advisors, LLC 2020 K Street NW, Suite 300 Washington, DC 20006
Deborah J. Lucas	HSBC Professor of Finance Northwestern University Kellogg School of Management 2001 Sheridan Road. Evanston, Illinois, 60208
Lester L. Lyles	Retired General, U.S. Air Force
Christopher J. Reyes	Chairman, Reyes Holdings, L.L.C. 9500 West Bryn Mawr Avenue, Suite 700 Rosement, Illinois 60018
Robert Walmsley	Retired Vice Admiral, Royal Navy

Executive Officers of General Dynamics Corporation

Name	Position
John P. Casey	Vice President and President of Electric Boat Corporation
Nicholas D. Chabraja	Chairman of the Board of Directors and Chief Executive Officer
Gerard J. DeMuro	Executive Vice President, Information Systems and Technology
Charles M. Hall	Executive Vice President, Combat Systems
David K. Heebner	Executive Vice President, Marine Systems
Jay L. Johnson	Vice Chairman
S. Daniel Johnson	Vice President and President of General Dynamics Information Technology

SCHEDULE 13D
CUSIP No. 054615109		Page 15 of 17

Executive Officers of General Dynamics Corporation (Continued)

Name	Position
Joseph T. Lombardo	Executive Vice President, Aerospace, and President of Gulfstream Aerospace Corporation
Christopher Marzilli	Vice President and President of General Dynamics C4 Systems
Phebe N. Novakovic	Senior Vice President, Planning and Development
Walter M. Oliver	Senior Vice President, Human Resources and Administration
L. Hugh Redd	Senior Vice President and Chief Financial Officer
Mark C. Roualet	Vice President and President of General Dynamics Land Systems
David A. Savner	Senior Vice President, General Counsel and Secretary
John W. Schwartz	Vice President and Controller
Lewis F. von Thaer	Vice President and President of General Dynamics Advanced Information Systems

SCHEDULE 13D
CUSIP No. 054615109		Page 16 of 17

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of General Dynamics Advanced Information Systems, Inc. is set forth below. The business address for each director is 2941 Fairview Park Drive, Suite 100, Falls Church, Virginia, United States, and the business address for each executive officer is 12450 Fair Lakes Circle, Fairfax, Virginia, United States. Each director and executive officer is a citizen of the United States.

Board of Directors of General Dynamics Advanced Information Systems, Inc.

Name	Present Principal Occupation or Employment (including Name and Address of Employer)
Gerard J. DeMuro	Executive Vice President, Information Systems and Technology, General Dynamics Corporation
L. Hugh Redd	Senior Vice President and Chief Financial Officer, General Dynamics Corporation
David A. Savner	Senior Vice President, General Counsel and Secretary, General Dynamics Corporation

Executive Officers of General Dynamics Advanced Information Systems, Inc.

Name	Position
Julie P. Aslaksen	Secretary
Michael Finn	Vice President and General Counsel
David H. Fogg	Treasurer
Kimberly A. Kuryea	Vice President and Chief Financial Officer
David A. Savner	Vice President
Nancy L. Surges	Senior Vice President, Operations
Lewis F. von Thaer	President

SCHEDULE 13D
CUSIP No. 054615109		Page 17 of 17

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Vision Merger Sub, Inc. is set forth below. The business address for each director is 2941 Fairview Park Drive, Suite 100, Falls Church, Virginia, United States, and the business address for each executive officer is 12450 Fair Lakes Circle, Fairfax, Virginia, United States. Each director and executive officer is a citizen of the United States.

Board of Directors of Vision Merger Sub, Inc.

Name	Present Principal Occupation or Employment (including Name and Address of Employer)
Gerard J. DeMuro	Executive Vice President, Information Systems and Technology, General Dynamics Corporation
L. Hugh Redd	Senior Vice President and Chief Financial Officer, General Dynamics Corporation
David A. Savner	Senior Vice President, General Counsel and Secretary, General Dynamics Corporation

Executive Officers of Vision Merger Sub, Inc.

Name	Position
Julie P. Aslaksen	Secretary
Michael Finn	Vice President, General Counsel and Assistant Secretary
David H. Fogg	Treasurer
Kimberly A. Kuryea	Vice President, Finance
David A. Savner	Vice President
Lewis F. von Thaer	President